UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

315 Sigma Drive, Summerville, South Carolina, USA 29486

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes

[  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K, including the exhibits hereto, shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-232935) and Forms S-8 (File Nos. 333-224737, 333-210561, 333-200834) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or Reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
99.1	Press Release dated June 25, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2020

AETERNA ZENTARIS INC.

/s/ Leslie Auld
Leslie Auld
Senior Vice President and Chief Financial Officer